601 Lexington Avenue New York, NY 10022 United States
Facsimile:
+1 212 446 4800	+1 212 446 4900

www.kirkland.com

January 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Christina Chalk

Re:	Genius Sports Ltd
Schedule TO-I/A filed December 30, 2022
SEC File No. 5-93523
Form F-4/A filed December 30, 2022
SEC File No. 333-268457

Ladies and Gentlemen:

This letter sets forth the response of Genius Sports Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 3, 2023, with respect to the above referenced Schedule TO-I/A and Registration Statement on Form F-4/A. Concurrently with the submission of this letter, the Company is filing amendments to the Schedule TO-I/A and Registration Statement on Form F-4/A.

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Schedule TO-I/A Filed December 30, 2022

General

Staff’s Comment 1: We note the revised disclosure that if the Warrant Amendment is approved, any warrant that is not exercised by the Expiration Date will be exercised automatically on a cashless basis at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date. However, your revised disclosure provides that this will happen only if such Exercise Price would be less than $11.50 per share. Revise to explain what will happen to warrants that are not tendered if the Exercise Price would be greater than $11.50 per shares.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

January 6, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. The relevant disclosure is on the cover page, Annex A and pages 2, 3, 4, 10, 11, 12, 16 and 39.

Staff’s Comment 2: We note your revised disclosure that the company will issue a press release announcing the Reduced Exercise Price prior to the opening of trading on the Trading Day prior to the Expiration Date. So that warrant holders know where they can access such press release, please confirm that it will be filed on EDGAR as an amendment to the tender offer materials, and revise the disclosure in your offer to purchase accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. The relevant disclosure is on the cover page and page 16.

Securities and Exchange Commission

Division of Corporation Finance

January 6, 2023

If you have any questions related to this letter, please contact Ross M. Leff, P.C. at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:	Nicholas Taylor, Chief Financial Officer

Elliott M. Smith

Laura Katherine Mann

White & Case LLP